FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020
Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated February 28, 2020 of Performance Shipping Inc. (the "Company") announcing the results of the Company's 2020 Annual Meeting of Shareholders and changes to the Company's Board of Directors and executive officer positions.

The information contained in this Report on Form 6-K, excluding the included quote by Symeon Palios, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, the Company's registration statement on Form F-3 (File no. 333-215748), as amended and filed with the SEC with an effective date of March 7, 2017, and the Company's registration statement on Form F-3 (File No. 333-216944), filed with the SEC with an effective date of May 11, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(registrant)

Dated: February 28, 2020	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Secretary

Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Director, Deputy Chief Executive Officer,
Chief Financial Officer, Treasurer and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES RESULTS OF
2020 ANNUAL MEETING OF SHAREHOLDERS AND CHANGES TO
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

ATHENS, GREECE, February 28, 2020 – Performance Shipping Inc. (NASDAQ: DCIX), (the “Company”), a global shipping company specializing in the ownership of vessels, today announced that the Company’s Annual Meeting of Shareholders (the “Meeting”) was duly held on February 18, 2020, in Limassol, Cyprus, pursuant to a Notice of Annual Meeting of Shareholders dated January 9, 2020. Broadridge Financial Solutions, Inc. acted as inspector of the Meeting.

Annual General Meeting Results

At the Meeting, each of the following proposals, which are set forth in more detail in the Notice of Annual Meeting of Shareholders and the Company's Proxy Statement sent to shareholders on or around January 9, 2020, was approved and adopted:

(1)	The election of Antonios Karavias and Andreas Nikolaos Michalopoulos as Class I Directors of the Company, to serve until the Company's 2023 Annual Meeting of Shareholders; and
(2)	The appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2020.

Changes to the Board of Directors

Also effective as of the date of the Meeting, Mr. Anastasios Margaronis, Mr. Nikolaos Petmezas and  Mr. Ioannis Zafirakis have resigned from the Board of Directors due to other business commitments. The Company’s Board of Directors has appointed Mr. Christos Glavanis and Ms. Aliki Paliou to the Board of Directors, effective as of the date hereof, to fill the existing vacancies created by the resignations of Messrs Margaronis and Petmezas. Mr. Glavanis will be appointed as Chairman of the Company’s Compensation Committee.

Biographical information for each of Mr. Glavanis and Ms. Paliou is set forth below in this press release.

Changes in Executive Officers

The Company also announced that effective today, as part of a long-term management succession plan, Mr. Anastasios Margaronis has resigned from his position as the Company’s President, Mr. Ioannis Zafirakis has resigned as the Company’s Chief Strategy Officer and Secretary, and Mrs. Semiramis Paliou has resigned as the Company’s Chief Operating Officer, in order to devote substantially all of their business time to other endeavors. The Company’s Board of Directors has appointed Mr. Michalopoulos as Secretary to replace Mr. Zafirakis, effective as of the date hereof. The above-referenced management succession plan also included the appointment of Mr. Andreas Michalopoulos to the position of Deputy Chief Executive Officer, as previously announced on October 31, 2019.

Symeon Palios, Chairman and Chief Executive Officer of the Company, commented:

“We welcome and look forward to working with Mr. Glavanis and Ms. Aliki Paliou as our newest Directors of Performance Shipping Inc. and welcome Mr. Michalopoulos as a new Director effective as of February 18, 2020.  While we are sorry that Mr. Margaronis, Mr. Zafirakis and Mr. Petmezas have stepped down as Directors, we thank them for their hard work and support over the years and wish them the best of luck in their future endeavors.”

Biographical Information of New Directors

Mr. Glavanis served as a Director of Diana Shipping Inc. from August 1, 2018 to February 19, 2020. Mr. Glavanis has over 30 years of experience in the audit profession, serving in several senior roles at Ernst & Young, including as Chairman and Managing Partner of EY Greece from 1987 to 2010 and Managing Partner of EY Southeast Europe from 1996 to 2010. Mr. Glavanis was also a main Board Member of EY EMEIA Regional and a member of EY Global Council. Currently, Mr. Glavanis is a non-executive board member of W S Karoulias S.A., a beverage distribution company based in Athens, Greece and BuyaPowa Ltd., a London, England based online platform allowing users to design, launch, and analyze social sales campaigns. He is also the trustee of Phase Worldwide, a United Kingdom charity. He previously served as a non-executive board member and chairman of the Audit Committee of Korres S.A, a Greece based cosmetics company, chairman of the Audit Committee of the Hellenic Financial Stability Fund, board member and audit committee member of Eurobank SA and a non-executive board member of Pharmaten S.A. Greece based pharmaceutical company.

Ms. Aliki Paliou has served as an Independent Director since February 2020. She has also served as Director, Vice-President and Treasurer of Unitized Ocean Transport Limited since January 2020. From 2010 to 2015 she was employed as a Director and Treasurer of Alpha Sigma Shipping Corp. Ms. Paliou studied Theatre Studies at the University of Kent in Canterbury, UK and obtained an M.A. in Scenography at Central Saint Martins School of Art and Design in London, UK. In 2005 she graduated with honors from the Greek School of Fine Art in Athens, Greece. She is the daughter of Symeon Palios, our Chief Executive Officer and Chairman, and is married to Andreas Michalopoulos, Performance Shipping Inc.’s Director, Deputy Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary.

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company’s current fleet of vessels is employed primarily on charters with leading charterers.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for our vessels, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.